UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                              Verdant Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                    92336207
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                    Ruskin, Moscou, Evans & Faltischek, P.C.
                              170 Old Country Road
                                Mineola, NY 11501
                      Attention: Norman M. Friedland, Esq.
                                 (516) 663-6600
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 24, 2000
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

The filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D
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             CUSIP No. 92336207                     Page 2 of 3 Pages
----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Atomergic Chemetals Corp.  IRS # 11-2372766
            Michael Roitman, President ,Chief Executive Officer and Director Mel Blum, Secretary, Vice President and Director

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [  ]
                                                                       (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            Atomergic Chemetals Corp.                            WC
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)  [  ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Atomergic Chemetals Corp.  New York
            Michael Roitman            USA
            Mel Blum                   USA
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      NUMBER OF
        SHARES              7    SOLE VOTING POWER
     BENEFICIALLY                320,494 shares of Common Stock, $.01 par value.
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH

                        -------------------------------------------------------

                            8    SHARED VOTING POWER

                                 -0-
                        -------------------------------------------------------

                            9    SOLE DISPOSITIVE POWER
                                 320,494  shares  of  Common  Stock,  $.01 par
                                 value.
                        -------------------------------------------------------

                            10   SHARED DISPOSITIVE POWER

                                   -0-
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11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             320,494 shares of Common Stock, $.01 par value. The other reporting individuals do not beneficially own any shares of the Issuer. They are listed solely as controlling persons of Atomergic Chemetals Corp.
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12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               [  ]

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13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Row (11) represents 6.3% of the issued and outstanding shares of Common Stock of the Issuer as of June 30, 2000.
-------------------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             Atomergic Chemetals Corp.  CO
             Michael Roitman            IN
             Mel Blum                   IN
-------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         Common Stock, $.01 par value
         Verdant Brands, Inc.
         9555 James Avenue South
         Suite 200
         Bloomington, MN 55431-2543


Item 2.  Identity and Background.

         (a)      Atomergic Chemetals Corp.
         (b)      71 Carolyn Boulevard
                  Farmingdale, NY 11753
                  Organized in New York
         (c) Business: Manufacturers, formulators and distributors of chemicals, metals and related materials.
         (d)      None.
         (e)      None.

         (a)      Michael Roitman
         (b)      c/o Atomergic Chemetals Corp.
                  71 Carolyn Boulevard
                  Farmingdale, NY 11753
         (c) Occupation: President and Chief Executive Officer of Atomergic Chemetals Corp.
         (d)      None.
         (e)      None.
         (f)      US.

         (a)      Mel Blum
         (b)      c/o Atomergic Chemetals Corp.
                  71 Carolyn Boulevard
                  Farmingdale, NY 11753
         (c)      Occupation: Secretary and Vice President of Atomergic
                  Chemetals Corp.
         (d)      None.
         (e)      None.
         (f)      US.

Item 3.  Source and Amount of Funds or Other Consideration.

Atomergic Chemetals Corp.           Working Capital           $ 143,669.49

None of the other reporting individuals have made an investment in the Issuer

Item 4.  Purpose of Transaction.

(a)      Atomergic   Chemetals   Corp. acquired   the  shares  as  an
         investment.   The   Company  anticipates that it will evaluate the
         potential acquisition of additional shares of the Issuer. At this time, no decision has been made regarding whether future acquisitions of shares of the Issuer will occur or the timing or amount of future acquisitions of shares.
(b)      None.
(c)      None.
(d)      None.
(e)      None.
(f)      None.
(g)      None.
(h)      None.
(i)      None.
(j)      None.

Item 5.  Interest in Securities of the Issuer.

(a) Atomergic Chemetals Corp.: 320,494 shares of Common Stock representing 6.3% of the issued and outstanding shares of Common Stock of the Issuer as of June 30, 2000.

None of the other reporting individuals have made an investment in the Issuer

(b)      Atomergic   Chemetals  Corp.:   Sole power to  vote:  320,494  shares
                                         of Common Stock.
                                         Shares power to vote: None.
                                         Sole power to dispose: 320,494 shares
                                         of Common Stock.
                                         Shared power to dispose: None.

(c) Atomergic Chemetals Corp. acquired 320,494 shares of Common Stock during the last 60 days in various transactions.
(d)      None.
(e)      None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED:   September 7, 2000

                        ATOMERGIC CHEMETALS CORP.



                     By:/s/ Michael Roitberg
                        --------------------
                        Michael Roitberg, President and Chief Executive Officer


                        /s/ Michael Roitberg
                        --------------------
                        MICHAEL ROITBERG


                        /s/ Mel Blum
                        ------------
                        MEL BLUM